MEMORANDUM OF AGREEMENT

SALEFORM 2012

Norwegian Shipbrokers' Association's Memorandum of Agreement for sale and purchase of ships

Dated: **03 November 2020**

Malibu Warrior Inc., Trust Company Complex, Ajeltake Road, Majuro, Marshall Islands (Name of sellers), hereinafter called the "Sellers", have agreed to sell, and

MIF II no. 8 K/S, Strandvejen 70, 2900 Hellerup, Denmark (Name of buyers) **(or their nominee)**, hereinafter called the "Buyers", have agreed to buy:

Name of vessel: **Eco Beverly Hills**

IMO Number: **9794068**

Classification Society: **DNV GL**

Class Notation: **1A Tanker for oil BIS BWM(E(s, f), T) Clean CMON COAT-PSPC(B, C) CSR E0 ESP Fuel(700 cSt, 1010 kg/m3, 0 C) LCS Recyclable SPM TMON(oil lubricated) VCS(2) ER(EGCS Open)**

Year of Build: **2019** Builder/Yard: **Hyundai Samho Heavy Industries co., LTD.**

Flag: **Marshall Islands** Place of Registration: **Majuro** GT/NT: **81,817 / 51,275**

hereinafter called the "Vessel", on the following terms and conditions:

Definitions

"Banking Days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 (Purchase Price) and in the place of closing stipulated in Clause 8 (Documentation) and **Athens, New York, Hong Kong, Shanghai** (add additional jurisdictions as appropriate).

"Bareboat Charter" means the bareboat charter dated of even date herewith between the Sellers (as "Bareboat Charterers") and the Buyers (as "Bareboat Owners") pursuant to which the Buyers agree to let, and the Sellers agree to hire, the Vessel upon and subject to the terms and conditions set out therein.

"Buyers' Nominated Flag State" means **Danish International Register of Shipping (DIS)** (state flag state).

"Class" means the class notation referred to above.

"Classification Society" means the Society referred to above.

"Delivery Date" means the date that the Vessel is delivered by the Sellers to the Buyers as evidenced by the Protocol of Delivery and Acceptance, duly executed by the Buyers and the Sellers.

"Escrow Agent" means WFW Hong Kong with whom the escrow account is opened as per the escrow agreement (the "Escrow Agreement") to be entered into between the Parties and the Escrow Agent on or about the date of this Agreement, who shall hold and release the Purchase Price and all other sums payable on delivery by the Buyers to the Sellers under this Agreement in accordance with the Escrow Agreement. ~~"Deposit" shall have the meaning given in Clause 2 (Deposit)~~

~~"Deposit Holder" means (state name and location of Deposit Holder) or, if left blank, the Sellers' Bank, which shall hold and release the Deposit in accordance with this Agreement.~~

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a

registered letter, e-mail or telefax.

"Parties" means the Sellers and the Buyers.

"Protocol of Delivery and Acceptance" means the protocol of delivery and acceptance to be signed by the Sellers and the Buyers evidencing the delivery of the Vessel.

"Purchase Price" means the price for the Vessel as stated in Clause 1 (Purchase Price) **which includes VAT and all other taxes and duties**.

~~"Sellers' Account" means (state details of bank account) at the Sellers' Bank.~~

~~"Sellers' Bank" means (state name of bank, branch and details) or, if left blank, the bank notified by the Sellers to the Buyers for receipt of the balance of the Purchase Price.~~

"Sellers' Credit" means USD 1,000,000 as further described in the Sellers' Credit Agreement attached hereto as an appendix.

1. Purchase Price

The Purchase Price is **USD 50,830,000 (United States Dollars Fifty Million Eight Hundred Thirty Thousand Only)** (state currency and amount both in words and figures). **Commission of 0.6% of the Purchase Price, amounting to USD 304,980 (United States Dollars Three Hundred and Four Thousand, Nine Hundred and Eighty Only) is payable by the Sellers to Arrow Tankers.**

~~**2. Deposit**~~

~~As security for the correct fulfilment of this Agreement the Buyers shall lodge a deposit of % (per cent) or, if left blank, 10% (ten per cent), of the Purchase Price (the "Deposit") in an interest bearing account for the Parties with the Deposit Holder within three (3) Banking Days after the date that:~~

~~(i) this Agreement has been signed by the Parties and exchanged in original or by e-mail or telefax; and~~

~~(ii) the Deposit Holder has confirmed in writing to the Parties that the account has been opened.~~

~~The Deposit shall be released in accordance with joint written instructions of the Parties. Interest, if any, shall be credited to the Buyers. Any fee charged for holding and releasing the Deposit shall be borne equally by the Parties. The Parties shall provide to the Deposit Holder all necessary documentation to open and maintain the account without delay.~~

3. Payment

On delivery of the Vessel, but not later than three (3) Banking Days after the date that Notice of Readiness has been given in accordance with Clause 5 (Time and place of delivery and notices):

~~(i) the Deposit shall be released to the Sellers; and~~

(ii) the ~~balance of the~~ Purchase Price **less the Sellers' Credit** and all other sums payable on delivery by the Buyers to the Sellers under this Agreement shall be paid in full free of bank charges ~~to the~~

~~Sellers' Account.~~ The Buyers shall pay the Purchase Price less the Sellers' Credit and all other monies due and payable by the Buyers to the Sellers under this Agreement as follows:
The Buyers shall remit the said Purchase Price to the Escrow Agent in accordance with the Escrow Agreement minimum one (1) Banking Day prior to the scheduled delivery date. The Purchase Price is to be unconditionally released into an account to be nominated by the Sellers in accordance with the written instructions of the Buyers as per the Escrow Agreement.

4. Inspection

(a)* The Buyers have inspected and accepted the Vessel's classification records. The Buyers have also inspected the Vessel at/in **Algeciras** (state place) on **22 September 2020** (state date) and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.
~~(b)* The Buyers shall have the right to inspect the Vessel's classification records and declare whether same are accepted or not within (state date/period).~~
~~The Sellers shall make the Vessel available for inspection at/in (state place/range) within (state date/period).~~

~~The Buyers shall undertake the inspection without undue delay to the Vessel. Should the Buyers cause undue delay they shall compensate the Sellers for the losses thereby incurred. The Buyers shall inspect the Vessel without opening up and without cost to the Sellers. During the inspection, the Vessel's deck and engine log books shall be made available for examination by the Buyers. The sale shall become outright and definite, subject only to the terms and conditions of this Agreement, provided that the Sellers receive written notice of acceptance of the Vessel from the Buyers within seventy-two (72) hours after completion of such inspection or after the date/last day of the period stated in Line 59, whichever is earlier. Should the Buyers fail to undertake the inspection as scheduled and/or notice of acceptance of the Vessel's classification records and/or of the Vessel not be received by the Sellers as aforesaid, the Deposit together with interest earned, if any, shall be released immediately to the Buyers, whereafter this Agreement shall be null and void.~~

*4(a) and 4(b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 4(a) shall apply.

5. Time and place of delivery and notices

(a) The Vessel shall be delivered and taken over whether (i) at sea (provided that it is acceptable to the Classification Society and the flag states) in such case the on-hire survey under the Bareboat Charter (excluding underwater survey under this Agreement) to assess the Vessel's condition, spare parts and stores etc. must be done at the last port prior to take-over or (ii) safely afloat at a safe and accessible berth or

77 anchorage at/in (state place/range) in the Sellers' option, save that the Vessel must not be delivered in a place that would result in VAT, GST, or any similar sales taxes imposed on the Buyers. For the avoidance of doubt, the Purchase Price in Clause 1 is inclusive of VAT, GST, and any similar sales taxes (if any).

If the intented location of a delivery port entails a risk of an adverse tax effect for the Buyers or the Sellers as a result of the transfer of title to the Vessel, the Sellers and the Buyers shall be obliged to postpone the transfer of title to the Vessel until the Vessel is in such location where there is no risk of such adverse tax effects. The Sellers and the Buyers shall cooperate in this respect, including evaluating the possibility of a transfer of title to the Vessel in international waters.

78 Notice of Readiness shall not be tendered before: **1 November 2020**(date)

79 Cancelling Date (see Clauses 5(c), 6 (a)(i), 6 (a) (iii) and 14): **15 December 2020**

80 (b) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall
81 provide the Buyers with twenty (20), fifteen (15), ten (10), seven (7), and five (5) days' approximate notice and three (3), two (2), and one (1) days' definite notice of the date the
82 Sellers intend to tender Notice of Readiness and of the intended place of delivery.

83 When the Vessel is at the place of delivery and physically and legally ready for delivery in accordance with
84 this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

85 (c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the
86 Vessel will not be ready for delivery by the Cancelling Date they may notify the Buyers in writing
87 stating the date when they anticipate that the Vessel will be ready for delivery and proposing a
88 new Cancelling Date. Upon receipt of such notification the Buyers shall have the option of
89 either cancelling this Agreement in accordance with Clause 14 (Sellers' Default) within six (6)~~three (3)~~
90 Banking Days of receipt of the notice or of accepting the new date as the new Cancelling Date.
91 If the Buyers have not declared their option within six (6) ~~three (3)~~ Banking Days of receipt of the
92 Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers'
93 notification shall be deemed to be the new Cancelling Date and shall be substituted for the
94 Cancelling Date stipulated in line 79.

95 If this Agreement is maintained with the new Cancelling Date all other terms and conditions
96 hereof including those contained in Clauses 5(b) and 5(d) shall remain unaltered and in full
97 force and effect.

98 (d) Cancellation, failure to cancel or acceptance of the new Cancelling Date shall be entirely
99 without prejudice to any claim for damages the Buyers may have under Clause 14 (Sellers'
100 Default) for the Vessel not being ready by the original Cancelling Date.

101 (e) Should the Vessel become an actual, constructive or compromised total loss before delivery
102 ~~the Deposit together with interest earned, if any, shall be released immediately to the Buyers~~
~~103 whereafter~~ this Agreement shall be null and void.

104 **6. Divers Inspection / Drydocking**

105 (a)*
106 (i) The Buyers shall have the option at their cost and expense to arrange for an underwater
107 inspection by a diver approved by the Classification Society prior to the delivery of the
108 Vessel. Such underwater inspection to take place at delivery. If this is not practically possible then preferably at the last port prior to delivery or at the first port after delivery, however always subject to BP Shipping Ltd.'s approval. If it is not practically possible at any of these ports to conduct the

underwater inspection, then Sellers (under this Agreement) respectively Charterers (under the Bareboat Charter) shall no later than three months after delivery ensure that the Vessel is made available for such underwater inspection. Should any underwater damage be found during the underwater inspection, then such damage is deemed to have been existing at the time of delivery of the Vessel under this Agreement, and Sellers respectively Charterers will remain liable to rectify and repair any such damage to the satisfaction of Class. ~~Such option shall be declared latest nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.~~ The Sellers shall at their cost and expense make the Vessel available for such inspection. This inspection shall be carried out without undue delay and in the presence of a Classification Society surveyor arranged for by the Sellers and paid for by the Buyers. The Buyers' representative(s) shall have the right to be present at the diver's inspection**, and Buyers' representative(s) may provide comments and recommendations to the parties involved in the inspections** ~~as observer(s) only without interfering with the work or decisions of the Classification Society surveyor~~. The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the place of delivery are unsuitable **(in the sole opinion of the Classification Society surveyor)** for such inspection, the Sellers shall at their cost and expense make the Vessel available at a suitable alternative place near to the delivery port, in which event the Cancelling Date shall be extended by the additional time required for such positioning and the subsequent re-positioning**, but limited to a maximum of seven (7) days**. ~~The Sellers may not tender Notice of Readiness prior to completion of the underwater inspection.~~

(ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, then (1) unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules (2) such defects shall be made good by the Sellers at their cost and expense to the satisfaction of the Classification Society without condition/recommendation** and (3) the Sellers shall pay for the underwater inspection and the Classification Society's attendance.

Notwithstanding anything to the contrary in this Agreement, if the Classification Society do not require the aforementioned defects to be rectified before the next class drydocking survey, the Sellers shall be entitled to deliver the Vessel with these defects **and the Buyers shall carry out the repairs to the satisfaction of the Classification Society as per their recommendation, but no later than the next class drydocking survey (1st Special Survey).** ~~against a deduction from the Purchase Price of the estimated direct cost (of labour and materials) of carrying out the repairs to the satisfaction of the Classification Society, whereafter the Buyers shall have no further rights whatsoever in respect of the defects and/or repairs. The estimated direct cost of the repairs shall be the average of quotes for the repair work obtained from two reputable independent shipyards at or in the vicinity of the port of delivery, one to be obtained by each of the Parties within two (2) Banking Days from the date of the imposition of the condition/recommendation, unless the Parties agree otherwise. Should either of the Parties fail to obtain such a quote within the stipulated time then the quote duly obtained by the other Party shall be the sole basis for the estimate of the direct repair costs. The Sellers may not tender Notice of Readiness prior to such estimate having been established.~~

(iii) If the Vessel is to be drydocked pursuant to Clause 6(a)(ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the delivery range as per Clause 5(a). Once drydocking has taken place the Sellers shall deliver the

Vessel at a port within the delivery range as per Clause 5(a) which shall, for the purpose of this Clause, become the new port of delivery. In such event the Cancelling Date shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of fourteen (14) days.

~~(b)* The Sellers shall place the Vessel in drydock at the port of delivery for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's class, such defects shall be made good at the Sellers' cost and expense to the satisfaction of the Classification Society without condition/recommendation**. In such event the Sellers are also to pay for the costs and expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees. The Sellers shall also pay for these costs and expenses if parts of the tailshaft system are condemned or found defective or broken so as to affect the Vessel's class. In all other cases, the Buyers shall pay the aforesaid costs and expenses, dues and fees.~~

(c) If the Vessel is drydocked pursuant to Clause 6 (a)(ii) or 6 (b) above:

(i) The Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the option to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to affect the Vessel's class, those parts shall be renewed or made good at the Sellers' cost and expense to the satisfaction of Classification Society without condition/recommendation**.

(ii) The costs and expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out or if parts of the system are condemned or found defective or broken so as to affect the Vessel's class, in which case the Sellers shall pay these costs and expenses.

(iii) The Buyers' representative(s) shall have the right to be present in the drydock, as observer(s) only without interfering with the work or decisions of the Classification Society surveyor.

(iv) The Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk, cost and expense without interfering with the Sellers' or the Classification Society surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Sellers have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk, cost and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and, notwithstanding Clause 5(a), the Buyers shall be obliged to take delivery in accordance with Clause 3 (Payment), whether the Vessel is in drydock or not.

*6 (a) and 6 (b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 (a) shall apply.

**Notes or memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

7. Spares, bunkers and other items

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propeller blade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property, but spares on order are excluded. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

Library and forms exclusively for use in the Sellers' vessel(s) and captain's, officers' and crew's personal belongings including the slop chest are excluded from the sale without compensation, as well as the following additional items: **Drager Gar Measuring Units, VSAT complete unit, Viking Liferafts, Unitor Cylinders, Seagull Library with dedicated computer** (include list)

~~Items on board which are on hire or owned by third parties, listed as follows, are excluded from the sale without compensation:~~ (include list)

Items on board at the time of inspection which are on hire or owned by third parties, not listed above, shall be replaced or procured by the Sellers prior to delivery at their cost and expense. ~~The Buyers shall take over remaining bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums and pay either:~~
~~(a) *the actual net price (excluding barging expenses) as evidenced by invoices or vouchers; or~~
~~(b) *the current net market price (excluding barging expenses) at the port and date of delivery of the Vessel or, if unavailable, at the nearest bunkering port,~~
~~for the quantities taken over.~~
~~Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.~~
Bunkers and unused lubricating and hydraulic oils and greases in storage tanks and unopened drums, being the property of the Sellers, will be transferred directly from the Sellers to the Bareboat Charterers, without any payment, involvement or risk of Buyers (as Buyers and as Bareboat Owners).
"inspection" in this Clause 7, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspection), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*(a) and (b) are alternatives, delete whichever is not applicable. In the absence of deletions alternative (a) shall apply.

8. Documentation

The place of closing: **The Parties shall loyally work together to arrange for a remote online closing due to the current COVID-19 travelling restrictions.**

The Parties shall agree on a list of delivery documentation meeting the reasonable requirements of each Party and shall formalise this in an addendum as soon as possible after the signing of this Agreement, after all subjects have been lifted.

~~(a) In exchange for payment of the Purchase Price the Sellers shall provide the Buyers with the following delivery documents:~~

~~(i) Legal Bill(s) of Sale in a form recordable in the Buyers' Nominated Flag State, transferring title of the Vessel and stating that the Vessel is free from all mortgages, encumbrances and maritime liens or any other debts whatsoever, duly notarially attested and legalised or apostilled, as required by the Buyers' Nominated Flag State;~~

~~(ii) Evidence that all necessary corporate, shareholder and other action has been taken by the Sellers to authorise the execution, delivery and performance of this Agreement;~~

~~(iii) Power of Attorney of the Sellers appointing one or more representatives to act on behalf of the Sellers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate);~~

~~(iv) Certificate or Transcript of Registry issued by the competent authorities of the flag state on the date of delivery evidencing the Sellers' ownership of the Vessel and that the Vessel is free from registered encumbrances and mortgages, to be faxed or e-mailed by such authority to the closing meeting with the original to be sent to the Buyers as soon as possible after delivery of the Vessel;~~

~~(v) Declaration of Class or (depending on the Classification Society) a Class Maintenance Certificate issued within three (3) Banking Days prior to delivery confirming that the Vessel is in Class free of condition/recommendation;~~

~~(vi) Certificate of Deletion of the Vessel from the Vessel's registry or other official evidence of deletion appropriate to the Vessel's registry at the time of delivery, or, in the event that the registry does not as a matter of practice issue such documentation immediately, a written undertaking by the Sellers to effect deletion from the Vessel's registry forthwith and provide a certificate or other official evidence of deletion to the Buyers promptly and latest within four (4) weeks after the Purchase Price has been paid and the Vessel has been delivered;~~

~~(vii) A copy of the Vessel's Continuous Synopsis Record certifying the date on which the Vessel ceased to be registered with the Vessel's registry, or, in the event that the registry does not as a matter of practice issue such certificate immediately, a written undertaking from the Sellers to provide the copy of this certificate promptly upon it being issued together with evidence of submission by the Sellers of a duly executed Form 2 stating the date on which the Vessel shall cease to be registered with the Vessel's registry;~~

~~(viii) Commercial Invoice for the Vessel;~~

~~(ix) Commercial Invoice(s) for bunkers, lubricating and hydraulic oils and greases;~~

~~(x) A copy of the Sellers' letter to their satellite communication provider cancelling the Vessel's communications contract which is to be sent immediately after delivery of the Vessel;~~

~~(xi) Any additional documents as may reasonably be required by the competent authorities of~~

~~the Buyers' Nominated Flag State for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement; and~~

~~(xii) The Sellers' letter of confirmation that to the best of their knowledge, the Vessel is not black listed by any nation or international organisation.~~

~~(b) At the time of delivery the Buyers shall provide the Sellers with:~~

~~(i) Evidence that all necessary corporate, shareholder and other action has been taken by the Buyers to authorise the execution, delivery and performance of this Agreement; and~~

~~(ii) Power of Attorney of the Buyers appointing one or more representatives to act on behalf of the Buyers in the performance of this Agreement, duly notarially attested and legalised or apostilled (as appropriate).~~

~~(c) If any of the documents listed in Sub-clauses (a) and (b) above are not in the English language they shall be accompanied by an English translation by an authorised translator or certified by a lawyer qualified to practice in the country of the translated language.~~

~~(d) The Parties shall to the extent possible exchange copies, drafts or samples of the documents listed in Sub-clause (a) and Sub-clause (b) above for review and comment by the other party not later than ____ (state number of days), or if left blank, nine (9) days prior to the Vessel's intended date of readiness for delivery as notified by the Sellers pursuant to Clause 5(b) of this Agreement.~~

~~(e) Concurrent with the exchange of documents in Sub-clause (a) and Sub-clause (b) above, the Sellers shall also hand to the Buyers the classification certificate(s) as well as all plans, drawings and manuals, (excluding ISM/ISPS manuals), which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers have the right to take copies.~~

~~(f) Other technical documentation which may be in the Sellers' possession shall promptly after delivery be forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessel's log books but the Buyers have the right to take copies of same.~~

~~(g) The Parties shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.~~

9. Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters **(except for the existing charter with BP Shipping Ltd. dated 1 June 2018 which the Sellers will continue as Bareboat Charters under the Bareboat Charter after delivery of the Vessel under this Agreement)**, encumbrances, **taxes, claims, liabilities,** mortgages and maritime liens or any other debts whatsoever, and is not subject to Port State or other administrative detentions. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10. Taxes, fees and expenses

Each Party shall bear its own costs, fees, and expenses related to the sale and purchase of the Vessel. Any taxes, fees and expenses in connection with the purchase and registration in the Buyers' Nominated Flag State shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11. Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered ~~free of cargo and~~ free of stowaways with her Class maintained without condition/recommendation**/memorandum***, free of average damage affecting the Vessel's class, and with her classification certificates and national**/statutory** certificates, as well as all other certificates the Vessel had at the time of inspection, valid and unextended **for a minimum of three months from the date of delivery** without condition/recommendation**/memorandum*** by the Classification Society or the relevant authorities at the time of delivery**, excluding the Sanitation Certificate, which is to be valid on delivery**.

"inspection" in this Clause 11, shall mean the Buyers' inspection according to Clause 4(a) or 4(b) (Inspections), if applicable. If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

*Notes and memoranda, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12. Name/markings

~~Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings.~~

13. Buyers' default

~~Should the Deposit not be lodged in accordance with Clause 2 (Deposit), the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.~~

Should the Purchase Price not be paid in accordance with Clause 3 (Payment), the Sellers have the right to cancel this Agreement~~, in which case the Deposit together with interest earned, if any, shall be released to the Sellers. If the Deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.~~

14. Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 5(b) or fail to be ready to validly complete a legal transfer by the Cancelling Date the Buyers shall have the option of cancelling this Agreement. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again by the Cancelling Date and new Notice of Readiness given, the Buyers shall retain their option to cancel. ~~In the event that the Buyers elect to cancel this Agreement, the Deposit together with interest earned, if any, shall be released to them immediately.~~

~~Should the Sellers fail to give Notice of Readiness by the Cancelling Date or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.~~

15. Buyers' representatives

After this Agreement has been signed by the Parties ~~and the Deposit has been lodged~~, the Buyers have the right to place two (2) representatives on board the Vessel at their sole risk and expense. **Buyers shall pay victualing and accomodation expenses of USD 15 per representative per day. Communication expenses incurred by the representatives must be paid at cost. The representative expenses are to be paid by the Buyers together with the Purchase Price on delivery of the Vessel in accordance with Clause 3.**

These representatives are on board for the purpose of familiarisation **(which includes, without limitation, the Sellers providing full access to maintenance records)** and in the capacity of observers only, and they shall not interfere in any respect with the operation of the Vessel. The Buyers and the Buyers' representatives shall sign the Sellers' P&I Club's standard letter of indemnity prior to their embarkation.

16. Law and Arbitration

(a) *This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within fourteen (14) calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the fourteen (14) days specified. If the other party does not appoint its own arbitrator and give notice that it has done so within the fourteen (14) days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both Parties as if the sole arbitrator had been appointed by agreement.

In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

~~(b) *This Agreement shall be governed by and construed in accordance with Title 9 of the United States Code and the substantive law (not including the choice of law rules) of the State of New York and any dispute arising out of or in connection with this Agreement shall be referred to three (3) persons at New York, one to be appointed by each of the parties hereto, and the third by the two so chosen; their decision or that of any two of them shall be final, and for the purposes of enforcing any award, judgment may be entered on an award by any court of competent jurisdiction. The proceedings shall be conducted in accordance with the rules of the Society of Maritime Arbitrators, Inc.~~
~~In cases where neither the claim nor any counterclaim exceeds the sum of US$ 100,000 the arbitration shall be conducted in accordance with the Shortened Arbitration Procedure of the Society of Maritime Arbitrators, Inc.~~
~~(c) This Agreement shall be governed by and construed in accordance with the laws of (state place) and any dispute arising out of or in connection with this Agreement shall be referred to arbitration at (state place), subject to the procedures applicable there.~~

*16(a), 16(b) and 16(c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16(a) shall apply.

17. Notices

All notices to be provided under this Agreement shall be in writing.

Contact details for recipients of notices are as follows:

For the Buyers: **Lars B. Christensen lars.b.christensen@navigarecapital.com, Line S. Winther operations@navigarecapital.com**

For the Sellers: **Vangelis Ikonomou sandp@centralshippingmonaco.mc, Andreas Louka louka@loukapartners.com**

18. Entire Agreement

The written terms of this Agreement comprise the entire agreement between the Buyers and the Sellers in relation to the sale and purchase of the Vessel and supersede all previous agreements whether oral or written between the Parties in relation thereto.

Each of the Parties acknowledges that in entering into this Agreement it has not relied on and shall have no right or remedy in respect of any statement, representation, assurance or warranty (whether or not made negligently) other than as is expressly set out in this Agreement.

Any terms implied into this Agreement by any applicable statute or law are hereby excluded to the extent that such exclusion can legally be made. Nothing in this Clause shall limit or exclude any liability for fraud.

Additional Clauses 19 to 23 set out below shall be deemed to be incorporated into and to form an integral part of this Agreement.

19. Subjects

This Agreement shall become effective upon satisfaction of the conditions precedent set out in Clause 36 of the Bareboat Charter.

Should any of the above subjects not be lifted before the Cancelling Date listed in Clause 5 then this Agreement and the Bareboat Charter shall be null and void with no effect ab initio and liability whatsoever to either Party and the Buyers and Sellers will have no claim whatsoever against each other under this Agreement.

20. Confidentiality

This Agreement shall be confidential between the Parties and the Parties must ensure that this extends to any broker involved. No detailed information concerning this Agreement may be released by either Party, however, the Sellers acknowledge that the Buyers' parent company/ultimate beneficiaries may be public limited companies and may be required to report a sale under stock exchange rules. If so required, the Buyers agree not to mention any names of the Sellers. The Parties are allowed to share information relating to this Agreement with their professional advisors and banks.

21. Foreign Trade Controls/Sanctions - Compliance

If at any time before delivery the Buyers become aware of any actual or threatening breach of the warranty, representation, undertaking, or condition contained in Clause 22 or 23, the Buyers may terminate this Agreement by written notice to the Sellers without liability to the Buyers, the Sellers, or the broker.

No act or omission of either Party will at any time constitute a waiver of this provision.

22. Anti-corruption

Buyers and Sellers each undertakes and warrants to the other Party that neither it nor any member of its group of companies, nor any agent, consultant or other intermediary acting on behalf of it or its group of companies, shall, directly or indirectly, in relation to this Agreement, give, promise or attempt to give, or approve or authorise the giving of, anything of value, including by transferring all or part of the remuneration payable under this Agreement to:

(a) Any employee, officer or director of or any person representing the other Party or its group of companies;

(b) any other person, including any public official;

(c) a political party or a labour union controlled by any government or political party; or

(d) a charitable or other organisation, or an officer, director or employee thereof, or any person acting directly or indirectly on behalf of same,

for the purpose of (i) securing any improper advantage for it or its group of companies; (ii) inducing or influencing that public officials improperly take any action or refrain from taking any action in order for either Party or its group of companies to obtain or retain business, or to secure the direction of business to either Party or its group of companies; or (iii) inducing or influencing that public officials use their influence with any government or public international organisation, or any department, agency or other instrumentality thereof, for any such purpose.

23. Sanctions/OFAC Clause

A. The Sellers warrant and undertake that:

1. Neither the Vessel nor the entity or person owning, financing, controlling and/or operating the Vessel are named on the list of Special Designated Nationals and Blocked Persons (the "SDN List") as published and amended from time to time by the U.S. Treasury Departments Office of Foreign Assets Control (OFAC).

2. The Vessel is neither owned and/or financed by a person or entity, nor is flagged or registered in a country that is subject to any sanction laws of the United Nations, the United Kingdom, the European Union and/or the United States of America, all as amended from time to time.

B. Should the Sellers have been proven with evidence to be in breach of any of the provisions and/or warranties contained in this Clause, then the Sellers shall indemnify and hold harmless the Buyers against any direct losses or damages resulting from such a breach.

C. The Sellers confirm that the Vessel is neither blacklisted nor banned by either the Arab Boycott League, Damascus or any nation or organization.

24. Execution of documentation

This Agreement together with the Bareboat Charter, Sellers' Credit, and Escrow Agreement, all of even date, must first by signed by the Sellers upon which a copy thereof must be sent to the Buyers via scanned e-mail, which must be countersigned by the Buyers and sent to the Sellers via scanned e-mail latest within one Banking Day thereafter. The date when the Buyers countersigned as above will be the date of this Agreement.

25. MOA and Bareboat Charter

The transaction between the Parties is an integrated transaction. Accordingly, the Buyers' obligations to charter the Vessel to the Sellers pursuant to the Bareboat Charter is conditional upon delivery of the Vessel to the Buyers by the Sellers pursuant to this Agreement. Concurrently with the delivery of the Vessel to the Buyers, the Vessel will enter into the Bareboat Charter. If the Vessel is not delivered to the Buyers, the Bareboat Charter will be null and void and the Parties will have no claim against each other under the Bareboat Charter.

26. COVID-19

If the physical or legal delivery of the Vessel become impossible or impractical beyond what is reasonable for any of the Parties due to Covid-19 restrictions resulting in quarantine/operating restrictions of the Vessel and/or its crews, and/or travel restrictions/bans/recommendations imposed by authorities for the crews, and/or for Sellers'/Buyers'/ Class'/Flag's representatives, then the delivery of the Vessel is automatically postponned and the Parties shall agree on a suitable alternative to effect delivery of the Vessel. The Parties shall mitigate any consequences and cooperate in good faith to achieve delivery of the Vessel as soon as practically possible.

If it has not been possible to effect delivery of the Vessel within a period of 30 days after the original cancelling date as set out in Clause 5(a), then either Party may cancel this Agreement, in which case the Parties shall have no claims against each other under and in connection with this Agreement or the Bareboat Charter unless caused by a breach of a Party's obligations under this provision.

For and on behalf of the Sellers	For and on behalf of the Buyers
Name:	Name:
Title:	Title: